Exhibit 99.1

lilis energy, Inc.

ESTIMATED RESERVES

AND FUTURE NET REVENUE

PROVED RESERVES

As Of December 31, 2014

March 10, 2015

Lilis Energy, Inc.

1900 Grant Street, Suite 720

Denver, Colorado 80203

Attn:	Mr. Abraham Mirman
Chief Executive Officer

Re: Estimated Reserves and Future Net Revenue,

Lilis Energy, Inc.

As of December 31, 2014

Gentlemen:

At the request of Lilis Energy, Inc. (“Lilis”), the firm of Ralph E. Davis Associates, Inc. (“Davis”) of Houston, Texas has prepared an estimate of the oil and natural gas reserves and future net revenue associated with specific leaseholds in which Lilis owns certain interests. The purpose of this report is to present a summary of the Proved Developed Producing and Undeveloped reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.

Davis has reviewed 100% of Lilis’s proved developed and undeveloped properties located in the Denver Julesberg Basin of the United States. This report presents our assessment of those reserves as of the effective date of this report, December 31, 2014, having completed the evaluation of said estimate of reserves based upon the information presented within this report, on March 9, 2015.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013 utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

1717 St. James Place, Suite 460      Houston, Texas 77056      Office 713-622-8955      Fax 713-626-3664      www.ralphedavis.com

Worldwide Energy Consultants Since 1924

Estimated Reserves and Future Net Revenue	March 10, 2015
Lilis Energy, Inc.	Page | 3
As of December 31, 2014

The results of our study related to our estimate of the Total Proved Reserves attributable to Lilis and remaining to be produced as of December 31, 2014 are as follows:

Non Escalated Pricing Scenario

Estimated Reserves and Future Net Income

Net to Lilis Energy, Inc.

As of December 31, 2014

	Producing	Undeveloped	Total
Net Reserves
Oil/Condensate-MBbls	50.2	849.5	899.7
Gas-MMCF	197.1	4,040.1	4,237.2
NGL-MBbls	-	-	-
Income Data (M$)
Future Gross Revenue	$5,476.5	$90,688.7	$96,165.3
Total Taxes	$555.0	$7,422.8	$7,977.8
Operating Costs	$1,370.7	$13,546.6	$14,917.3
Capital Costs	$0.0	$28,388.2	$28,388.2
Future Net Income (FNI)	$3,550.8	$41,331.2	$44,881.9
FNI @ 10%	$2,340.5	$20,913.9	$23,254.4

Note: There may be differences in the addition as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

The economic cash flow presentation of the above volumes and revenues are presented for the individual reserve classifications, as well as appropriate summaries, as Exhibit No. I.

DISCUSSION

The scope of this study was to prepare an estimate of the proved reserves attributable to Lilis’s ownership position in the subject properties. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Lilis.

The quantities presented herein are estimated reserves of oil and natural gas volumes that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to recovery of the estimated reserve volume. Reserves classified as undeveloped are scheduled for future drilling beginning in 2015. The undrilled locations have been reviewed on an individual well location basis. The estimates of these recoverable reserves are based on volumetric estimates.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	March 10, 2015
Lilis Energy, Inc.	Page | 4
As of December 31, 2014

The estimated future net revenue and discounted present value associated with the reserves as of December 31, 2014 were prepared utilizing a pricing scenario that is detailed later in this report.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Lilis or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Lilis Energy. No physical inspection of the properties was made nor any well tests conducted at this time.

Costs of operations were provided by Lilis or the operator of the properties on a well by well basis. These costs were reviewed by Davis and are considered to be reasonable. Capital costs were also provided by Lilis, including drilling, completion and well stimulation costs anticipated as necessary to recover estimated reserve volumes from new and existing wells. These costs were compared to actual costs of recently drilled wells, taking into account depth of future wells to be drilled. The capital costs included in this report are also considered to be reasonable.

OWNERSHIP

Ownership interests in the subject properties have been furnished by Lilis Energy and accepted by Davis without independent verification.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, well test information when available was utilized in the evaluation. Geologic and seismic data were reviewed with Lilis personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas. Individual well production histories were analyzed and forecast until a calculated economic limit.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	March 10, 2015
Lilis Energy, Inc.	Page | 5
As of December 31, 2014

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve of existing Lilis wells, but also completions by other operators in the area of interest. Studies of analogous completions have resulted in the development of an average completion than can be anticipated for a specific area, as well as a production profile that recovers the estimated ultimate reserve. This methodology has been utilized in this evaluation.

Proved undeveloped reserves estimated for the Lang properties in which Lilis has a significant working interest position have increased substantially over those volumes similarly booked in previous years. Prior to 2013 development of the Codell and Niobrara formations was scheduled to be accomplished by a series of vertical wellbores on relatively tight spacing but with limited areal drainage. Development of the Lang area acreage, being the Bruegman and Mojack wells, is scheduled to be accomplished by a series of horizontal wells drilled with a planned 5,000 foot lateral extension in each of the targeted Niobrara formations, and a 10,000 later in the Codell formation respectively.

Horizontal well development of the Lang acreage will require separate wellbores for the Codell and Niobrara formations. Each well will also require Lilis to pool it’s acreage with offset owners in order to effect multiple wellbores, each with either a 5,000 foot lateral extension or a 10,000 foot lateral, all to be drilled from a single surface pad site. The result will be fewer wellbores with significantly increased recoverable reserves per wellbore in comparison to the previous estimates of proved reserves.

Estimates of proved reserves in the Sawyer acreage area in southeastern Wattenberg have become more defined in the past year with increased activity by offset operators. Successful completions in offset acreage tracts have established both Niobrara and Codell as drillable proved locations on the Lilis acreage.

Additional development potential was based upon geological interpretations; seismic indications of individual structures and well log analysis of know indicators of production. Well spacing was based upon historical activity in the same reservoirs in nearby fields. In all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or unit or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should be noted that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. These reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	March 10, 2015
Lilis Energy, Inc.	Page | 6
As of December 31, 2014

Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report, by any such current regulations.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for Lilis primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of Lilis may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Lilis Energy due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS AND DIFFERENTIALS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Lilis. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect the first trading of each month during the previous twelve calendar months through December 2014, and averaged for the time period.

Crude Oil and Condensate - The unit price used throughout this report for crude oil and condensate is based upon the average of prices for the previous twelve months as indicated above. An average crude oil price for West Texas Intermediate crude of $94.56 per barrel was held constant throughout the producing life of the properties. A pricing differential from this posted price was determined for the individual producing properties to account for location and grade of crude based upon historical sales information and was utilized in this evaluation. This pricing differential was similarly held constant. The average price realized for liquid reserves, crude oil and condensate, over the producing life of the properties, was $81.714 per barrel, and represents the combined effect due to the adjustments for location and quality differentials such as transportation, quality and gravity. Prices for liquid reserves scheduled for initial production at some future date were estimated using current prices on the same properties.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	March 10, 2015
Lilis Energy, Inc.	Page | 7
As of December 31, 2014

Natural Gas - The unit price used throughout this report for natural gas is based upon the average of prices for previous twelve months as indicated above. An average gas price of $4.55 per MMBTU represented the Henry Hub BTU adjusted natural gas price and was held constant throughout the producing life of the properties. The average price realized for natural gas reserves over the producing life of the properties, was $5.344 per MLMBTU, and represents the combined effect due to the adjustments for location and quality differentials such as transportation and the BTU (heating value) of the gas. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price differential

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and work-over costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and/or major work over expense were not escalated throughout the remaining producing life of the properties. Neither the cost to abandon properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

Lilis Energy, Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	March 10, 2015
Lilis Energy, Inc.	Page | 8
As of December 31, 2014

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Lilis Energy Company, Inc. or any other related company or the properties reported on herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

This report has been prepared for public disclosure by Lilis Energy Company, Inc. in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in the matter of this report and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

\s\ Allen C. Barron, P.E.
Allen C. Barron, P. E.
President

Texas Registered Engineering Firm F-1529

Securities and Exchange Commission

Definitions of Reserves

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

Securities and Exchange Commission	Page 2
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Securities and Exchange Commission	Page 3
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

LILIS ENERGY INC	DATE	: 03/09/2015
TOTAL PROVED	TIME	: 15:59:28
AS OF 01/01/2015	DBS	: DEMO
SEC NON-ESCALATED EVALUATION	SETTINGS	: RED_JAN15
	SCENARIO	: RED_JAN15

R E S E R V E S     A N D     E C O N O M I C S

AS OF DATE: 01/2015

END MO-	GROSS OIL PRODUCTION	GROSS GAS PRODUCTION	NET OIL PRODUCTION	NET GAS PRODUCTION	NET OIL PRICE	NET GAS PRICE	NET OIL SALES	NET GAS SALES	TOTAL NET SALES
YEAR	MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-2015	311.722	905.121	99.908	208.745	81.706	5.518	8163.110	1151.824	9314.934
12-2016	620.378	2005.275	237.637	692.994	81.669	5.321	19407.609	3687.244	23094.855
12-2017	289.364	1261.882	109.104	413.125	81.685	5.332	8912.186	2202.962	11115.149
12-2018	193.215	992.731	70.544	317.770	81.698	5.336	5763.245	1695.643	7458.887
12-2019	146.544	838.822	52.208	265.176	81.707	5.338	4265.753	1415.409	5681.163

12-2020	118.694	735.839	41.445	230.858	81.715	5.338	3386.707	1232.388	4619.096
12-2021	100.095	660.800	34.358	206.307	81.722	5.339	2807.831	1101.385	3909.216
12-2022	86.753	602.637	29.339	187.542	81.728	5.339	2397.801	1001.227	3399.027
12-2023	76.466	553.479	25.444	171.763	81.734	5.339	2079.604	917.013	2996.617
12-2024	67.063	510.048	21.946	157.847	81.741	5.339	1793.887	842.720	2636.608

12-2025	60.745	470.834	19.729	145.286	81.745	5.339	1612.743	775.648	2388.390
12-2026	55.342	434.853	17.866	133.740	81.749	5.339	1460.499	713.991	2174.490
12-2027	50.646	401.714	16.273	123.114	81.752	5.339	1330.319	657.250	1987.569
12-2028	46.393	371.128	14.792	113.333	81.756	5.338	1209.317	605.026	1814.343
12-2029	42.140	342.896	13.113	104.331	81.762	5.338	1072.179	556.958	1629.137

12-2030	38.866	316.835	12.072	96.046	81.764	5.338	987.050	512.716	1499.766
12-2031	35.849	292.777	11.113	88.419	81.767	5.338	908.707	471.994	1380.701
12-2032	33.068	270.566	10.231	81.400	81.769	5.338	836.596	434.512	1271.108
12-2033	30.504	250.060	9.419	74.938	81.772	5.338	770.220	400.013	1170.233
12-2034	28.141	231.126	8.672	68.991	81.774	5.338	709.123	368.257	1077.380

S TOT	2431.989	12449.424	855.211	3881.725	81.704	5.344	69874.492	20744.180	90618.680

AFTER	165.494	1463.318	44.516	355.516	81.897	5.347	3645.695	1900.900	5546.593

TOTAL	2597.482	13912.742	899.727	4237.241	81.714	5.344	73520.195	22645.080	96165.273

END MO-	AD VALOREM TAX	PRODUCTION TAX	DIRECT OPER EXPENSE	INTEREST PAID	CAPITAL REPAYMENT	EQUITY INVESTMENT	FUTURE NET CASHFLOW	CUMULATIVE CASHFLOW	CUM. DISC. CASHFLOW
YEAR	M$	M$	M$	M$	M$	M$	M$	M$	M$

12-2015	739.186	31.194	191.447	0.000	0.000	27188.238	-18835.133	-18835.133	-17863.416
12-2016	1833.938	70.872	622.700	0.000	0.000	1200.000	19367.344	532.212	-1090.205
12-2017	875.523	71.071	640.427	0.000	0.000	0.000	9528.128	10060.340	6420.664
12-2018	588.077	44.825	638.102	0.000	0.000	0.000	6187.882	16248.222	10855.034
12-2019	448.338	31.953	636.708	0.000	0.000	0.000	4564.164	20812.387	13828.469

12-2020	364.856	24.256	635.871	0.000	0.000	0.000	3594.113	24406.500	15957.080
12-2021	309.051	19.138	635.369	0.000	0.000	0.000	2945.658	27352.158	17543.049
12-2022	268.935	15.509	635.068	0.000	0.000	0.000	2479.516	29831.674	18756.678
12-2023	237.415	12.017	623.547	0.000	0.000	0.000	2123.638	31955.312	19701.641
12-2024	209.610	6.846	573.056	0.000	0.000	0.000	1847.096	33802.406	20448.816

12-2025	189.928	5.938	573.056	0.000	0.000	0.000	1619.469	35421.875	21044.359
12-2026	172.954	5.220	573.056	0.000	0.000	0.000	1423.260	36845.137	21520.168
12-2027	158.112	4.640	573.056	0.000	0.000	0.000	1251.761	38096.895	21900.600
12-2028	144.447	3.637	565.856	0.000	0.000	0.000	1100.403	39197.301	22204.633
12-2029	130.176	0.807	529.856	0.000	0.000	0.000	968.299	40165.602	22447.842

12-2030	119.834	0.763	529.856	0.000	0.000	0.000	849.313	41014.910	22641.771
12-2031	110.317	0.722	529.856	0.000	0.000	0.000	739.807	41754.719	22795.340
12-2032	101.557	0.683	529.856	0.000	0.000	0.000	639.013	42393.730	22915.928
12-2033	93.494	0.646	529.856	0.000	0.000	0.000	546.237	42939.969	23009.637
12-2034	86.073	0.611	529.856	0.000	0.000	0.000	460.841	43400.809	23081.508

S TOT	7181.819	351.347	11296.454	0.000	0.000	28388.238	43400.809	43400.809	23081.508

AFTER	443.511	1.124	3620.826	0.000	0.000	0.000	1481.133	44881.945	23254.391

TOTAL	7625.330	352.471	14917.280	0.000	0.000	28388.238	44881.941	44881.945	23254.391

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	22.0	0.0	LIFE, YRS.	39.25	5.00	31555.918
GROSS ULT., MB & MMF	2937.108	15739.652	DISCOUNT %	10.00	8.00	26163.836
GROSS CUM., MB & MMF	339.625	1826.910	UNDISCOUNTED PAYOUT, YRS.	1.97	10.00	23254.391
GROSS RES., MB & MMF	2597.483	13912.742	DISCOUNTED PAYOUT, YRS.	2.15	12.00	20758.898
NET RES., MB & MMF	899.727	4237.241	UNDISCOUNTED NET/INVEST.	2.58	15.00	17618.379
NET REVENUE, M$	73520.188	22645.078	DISCOUNTED NET/INVEST.	1.87	18.00	15031.921
INITIAL PRICE, $	81.718	5.377	RATE-OF-RETURN, PCT.	63.43	30.00	8068.712
INITIAL N.I., PCT.	11.459	4.895	INITIAL W.I., PCT.	45.903	60.00	440.802
					80.00	-1826.590
					260.00	-5558.546

Ralph E. Davis Associates, Inc.

Texas Registered Engineering Firm F-1529